Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

February 25, 2013

By EDGAR Transmission
Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Longhai Steel, Inc.
Amendment No. 3 Registration Statement on Form S-1
Filed October 22, 2012
File No. 333-183949

Dear Ms. Long:

On behalf of Longhai Steel Inc. (“Longhai” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 1, 2013, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Executive Compensation, page 47

1.	Please update all compensation information for directors and officers, including but not limited to, the information provided in the tables in this section, for the year ended December 31, 2012.

Longhai Response: We have updated all compensation information for directors and officers as of December 31, 2012.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8346.

Sincerely,

Longhai Steel Inc.

/s/ Chaojun Wang
Chaojun Wang
Chief Executive Officer

cc:   Louis Bevilacqua (via e-mail)
        Pillsbury Winthrop Shaw Pittman LLP